Exhibit 99.1

Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

and a Special Cash Dividend

BEIJING, March 26, 2024 /PRNewswire/ - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three months and full year ended December 31, 2023 and a special cash dividend.

Financial and Operational Highlights for the Fourth Quarter and Fiscal Year 2023

•	Consecutive profitability and positive operating cash flow: In the fourth quarter of 2023, net profit attributable to our ordinary shareholders reached RMB59.1 million, representing a quarter-over-quarter growth of 60.7%. As of December 31, 2023, our cash and cash equivalents and short-term investments balance amounted to RMB3,393.4 million (US$478.0 million). We continued to generate positive operating cash flow during the fourth quarter of 2023.

Resilient business performance: For the fourth quarter of 2023, the first-year premiums ("FYP") generated through our insurance business amounted to RMB1,525.0 million (US$215.0 million), representing a decrease of 4.2% year over year. Our net operating revenue was RMB659.4 million (US$92.9 million), representing a decrease of 3.0% year over year.

•	Further expanded product offerings: As of December 31, 2023, we offered 1,357 insurance products cumulatively on Waterdrop Insurance Marketplace, as compared with 1,253 as of September 30, 2023. In the fourth quarter of 2023, the FYP generated from critical illness insurance products accounted for 26.2% of overall FYP, up by 1.8 percentage points quarter over quarter.

•	Broadening user base: As of December 31, 2023, around 450 million people cumulatively had donated an aggregate of approximately RMB62.6 billion to over 3.10 million patients through Waterdrop Medical Crowdfunding.

•	Solidifying market position in patient recruitment: As of December 31, 2023, we cumulatively enrolled more than 6,900 patients into over 890 clinical trial programs through E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, "Waterdrop delivered solid financial results for the fourth quarter and the full year of 2023. Despite encountering various challenges, we remain steadfast in our commitment to pursue steady and high-quality business development. We are pleased to report eight consecutive quarters of profitability. The quarterly net profit attributable to our ordinary shareholders reached RMB59.1 million in the fourth quarter, representing a quarter-over-quarter growth of 60.7%.

During the quarter, Waterdrop Insurance Marketplace experienced continued growth in our user base, driven by enriched product offerings and improved services. In the meantime, we implemented strategies to sustain the policy renewal rate at above 95%. For the full year of 2023, the FYP generated through our insurance business amounted to RMB7,109 million (US$997 million), representing an increase of 3.2% year over year.

Our progress on the AI front was also noteworthy. To improve overall operational efficiency, we implemented our proprietary insurance-focused large language model, known as "Waterdrop Guardian" (or "Shuishou" in Chinese, reflecting our heartfelt wish to safeguard users' health) in our daily operations. This initiative yielded promising results.

In regard to Waterdrop Medical Crowdfunding, we maintained rigorous oversight of the transparency of fundraising activities on our platform and enhanced our risk management measures.

E-Find Platform achieved a new milestone by onboarding two new international pharmaceutical companies, bringing the number of collaborating pharmaceutical companies and Contract Research Organizations (collectively, “CROs”) to 167 in the fourth quarter. In addition, we enrolled nearly 800 patients and started to provide services to 82 new clinical trial programs in the fourth quarter of 2023. We continued to expand our service coverage of disease categories, as many of these new programs focus on treatments of chronic diseases.

We are pleased to conclude 2023 on a resilient note. In recognition of the invaluable support from our shareholders, we are here to declare a special cash dividend, the aggregate payment of which amounted to approximately US$15 million. Looking into 2024, we will continue to execute our strategy to pursue stable and high-quality growth while maintaining profitability, as we believe Waterdrop is well positioned to seize the next wave of opportunities in China’s insurance and healthcare market."

Financial Results for the Fourth Quarter of 2023

Operating revenue, net

Net operating revenue for the fourth quarter of 2023 decreased by 3.0% year over year to RMB659.4 million (US$92.9 million) from RMB679.5 million for the same period of 2022. On a quarter-over-quarter basis, net operating revenue decreased by 3.9%. We started to consolidate the financial results of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”) in the third quarter of 2023. Net operating revenue generated by Shenlanbao for the fourth quarter of 2023 was RMB46.7 million (US$6.6 million).

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB587.9 million (US$82.8 million) in the fourth quarter of 2023, representing a decrease of 3.9% year over year from RMB611.5 million for the fourth quarter of 2022, which was mainly due to the decrease in insurance brokerage income. On a quarter-over-quarter basis, insurance-related income decreased by 5.1%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the fourth quarter of 2023, we generated RMB40.0 million (US$5.6 million) in service fees, representing a decrease of 1.8% year over year from RMB40.7 million for the fourth quarter of 2022. On a quarter-over-quarter basis, crowdfunding service fees increased by 11.2%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the fourth quarter of 2023, our clinical trial solution income amounted to RMB20.8 million (US$2.9 million), representing a decrease of 8.5% from RMB22.7 million in the same period of 2022. On a quarter-over-quarter basis, digital clinical trial solution income decreased by 24.7%.

Operating costs and expenses

Operating costs and expenses increased by 4.3% year over year to RMB632.7 million (US$89.1 million) for the fourth quarter of 2023. On a quarter-over-quarter basis, operating costs and expenses decreased by 8.1%. Operating costs and expenses from Shenlanbao was RMB67.0 million (US$9.4 million).

•	Operating costs increased by 8.5% year over year to RMB302.1 million (US$42.6 million) for the fourth quarter of 2023, as compared with RMB278.6 million for the fourth quarter of 2022, which was primarily driven by (i) an increase of RMB12.8 million in personnel costs mainly due to the consolidation of the financial results of Shenlanbao which generated personnel costs of RMB19.3 million, and (ii) an increase of RMB7.0 million in costs of referral and service fees. On a quarter-over-quarter basis, operating costs decreased by 3.2% from RMB312.3 million, primarily due to (i) a decrease of RMB5.8 million in costs of referral and service fees, and (ii) a decrease of RMB2.3 million in the costs for patient recruitment consultants team.

•	Sales and marketing expenses increased by 26.9% year over year to RMB174.8 million (US$24.6 million) for the fourth quarter of 2023, as compared with RMB137.8 million for the same quarter of 2022. The increase was primarily due to (i) the consolidation of the financial results of Shenlanbao which generated sales and marketing expenses of RMB39.0 million, and (ii) an increase of RMB15.8 million in marketing expenses to third-party traffic channels, partially offset by (iii) a decrease of RMB21.1 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, sales and marketing expenses decreased by 6.9% from RMB187.7 million, primarily due to a decrease of RMB11.3 million in sales and marketing personnel costs and share-based compensation expenses.

•	General and administrative expenses decreased by 19.1% year over year to RMB96.0 million (US$13.5 million) for the fourth quarter of 2023, compared with RMB118.6 million for the same quarter of 2022. The year-over-year variance was due to (i) a decrease of RMB12.7 million in personnel costs and share-based compensation expenses, and (ii) a decrease of RMB9.2 million in professional service fees. On a quarter-over-quarter basis, general and administrative expenses decreased by 16.3% from RMB114.6 million, due to (i) a decrease of RMB20.7 million in professional service fees, (ii) a decrease of RMB16.9 million in personnel costs and share-based compensation expenses, partially offset by (iii) an increase of RMB17.5 million allowance for doubtful accounts.

•	Research and development expenses decreased by 16.6% year over year to RMB59.8 million (US$8.4 million) for the fourth quarter of 2023, compared with RMB71.7 million for the same period of 2022. The decrease was primarily due to a decrease of RMB17.3 million in personnel costs and share-based compensation expenses, partially offset by the consolidation of the financial results of Shenlanbao. On a quarter-over-quarter basis, research and development expenses decreased by 19.1% from RMB73.9 million, which was mainly due to a decrease of RMB12.4 million in research and development personnel costs and share-based compensation expenses.

Operating profit for the fourth quarter of 2023 was RMB26.6 million (US$3.8 million), as compared with an operating profit of RMB72.9 million for the fourth quarter of 2022 and an operating loss of RMB2.1 million for the third quarter of 2023.

Interest income for the fourth quarter of 2023 was RMB34.7 million (US$4.9 million), as compared with RMB27.7 million for the fourth quarter of 2022 and RMB32.9 million for the third quarter of 2023. The increase was primarily due to the increase in our short-term and long-term investments.

Income tax expense for the fourth quarter of 2023 was RMB15.2 million (US$2.1 million), as compared with an income tax expense of RMB0.5 million for the fourth quarter of 2022 and an income tax benefit of RMB1.5 million for the third quarter of 2023.

Net profit attributable to the Company’s ordinary shareholders for the fourth quarter of 2023 was RMB59.1 million (US$8.3 million), as compared with RMB126.2 million for the same period of 2022, and RMB36.7 million for the third quarter of 2023.

Adjusted net profit attributable to the Company’s ordinary shareholders for the fourth quarter of 2023 was RMB74.7 million (US$10.5 million), as compared with RMB159.7 million for the same period of 2022, and RMB75.2 million for the third quarter of 2023.

Financial Results for the Fiscal Year of 2023

Net operating revenue for the year of 2023 decreased by 6.1% year over year to RMB2,630.7 million (US$370.5 million) from RMB2,801.8 million for the year of 2022, which was primarily due to the decrease of insurance related income.

•	Our insurance-related income amounted to RMB2,340.9 million (US$329.7 million) in 2023, representing a decrease of 8.5% year over year from RMB2,559.2 million for the year of 2022, which was mainly due to the decrease in insurance brokerage income.

•	Our crowdfunding service fees amounted to RMB162.7 million (US$22.9 million) in 2023, representing an increase of 4.4% year over year from RMB155.8 million for the year of 2022.

•	Our digital clinical trial solution income amounted to RMB100.5 million (US$14.2 million) in 2023, representing an increase of 69.0% year over year from RMB59.5 million for the year of 2022.

Operating costs and expenses

Operating costs and expenses increased by 13.5% year over year to RMB2,637.5 million (US$371.5 million) for the year of 2023, mainly due to the consolidation of the financial results of Shenlanbao which generated operating costs and expenses of RMB130.7 million.

•	Operating costs increased by 17.3% year over year to RMB1,195.5 million (US$168.4 million) for the year of 2023, compared with RMB1,019.4 million for the year of 2022, which was primarily driven by (i) the consolidation of the financial results of Shenlanbao which generated operating costs of RMB38.7 million, (ii) an increase of RMB109.3 million in costs of referral and service fees, (iii) an increase of RMB62.0 million in the crowdfunding consultants team costs, as we started to generate crowdfunding service fees since April 2022, and partially offset by (i) a decrease of RMB19.5 million in the cost of one-year health insurance coverage related to the termination of mutual aid plan based on the final settlement information which occurred in the third quarter of 2022, and (ii) a decrease of RMB15.1 million in personnel costs.

•	Sales and marketing expenses increased by 18.6% year over year to RMB740.5 million (US$104.3 million) for the year of 2023, compared with RMB624.5 million for the year of 2022. The increase was primarily due to (i) the consolidation of the financial results of Shenlanbao which generated sales and marketing expenses of RMB67.1 million, (ii) an increase of RMB100.8 million in marketing expenses to third-party traffic channels, (iii) an increase of RMB29.8 million in personnel costs and share based compensation costs, partially offset by (iv) a decrease of RMB86.3 million in outsourced sales and marketing service fees to third parties.

•	General and administrative expenses increased by 3.5% year over year to RMB402.4 million (US$56.7 million) for the year of 2023, compared with RMB388.7 million for the year of 2022. The year-over-year variance was due to the consolidation of the financial results of Shenlanbao which generated sales and marketing expenses of RMB12.9 million.

•	Research and development expenses increased by 2.7% year over year to RMB299.1 million (US$42.1 million) for the year of 2023, compared with RMB291.3 million for the year of 2022. The increase was primarily due to the consolidation of the financial results of Shenlanbao which generated research and development expenses of RMB12.0 million, partially offset by a decrease of RMB3.4 million in research and development personnel costs and share-based compensation expenses.

Operating loss for the year of 2023 was RMB6.7 million (US$1.0 million), compared with an operating profit of RMB478.0 million for the year of 2022.

Interest income for the year of 2023 was RMB136.0 million (US$19.2 million), compared with RMB81.7 million for the year of 2022. The increase was primarily due to the increase in interest rate.

Income tax expense for the year of 2023 was RMB0.6 million (US$0.1 million), compared with RMB23.0 million for the year of 2022.

Net profit attributable to the Company’s ordinary shareholders for the year of 2023 was RMB167.2 million (US$23.6 million), compared to RMB607.7 million for the year of 2022.

Adjusted net profit attributable to the Company’s ordinary shareholders for the year 2023 was RMB295.6 million (US$41.6 million), compared to RMB735.2 million for the year of 2022.

Cash and cash equivalents and short-term investments

As of December 31, 2023, the Company had combined cash and cash equivalents and short-term investments of RMB3,393.4 million (US$478.0 million), as compared with RMB3,704.5 million as of December 31, 2022.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022 and September 2023, respectively, we had cumulatively repurchased approximately 39.7 million ADSs from the open market with cash for a total consideration of approximately US$88.8 million as of February 29, 2024.

Special Cash Dividend

The board of directors has approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share for 2023 to shareholders of record as of the close of business on April 19, 2024. The payment date is expected to be on or around April 30, 2024 for holders of ordinary shares and on or around May 3, 2024 for holders of ADSs.

Supplemental Information

Starting from the second quarter of 2023, our chief operating decision makers start to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure.

Therefore, we organize and report our business in three operating segments:

• Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

• Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

• Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

As a result, we have updated our segments reporting information to reflect the new operating and reporting structure.

Comparative figures were retrospectively adjusted to conform to this presentation.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
	（All amounts in thousands）
Operating revenue, net
Insurance*	611,476	619,269	587,866	82,799	2,559,160	2,340,915	329,711
Crowdfunding	40,741	35,971	40,013	5,636	155,803	162,683	22,913
Others	27,253	31,238	31,485	4,434	86,805	127,109	17,903
Total consolidated operating revenue, net	679,470	686,478	659,364	92,869	2,801,768	2,630,707	370,527
Operating profit/(loss)
Insurance*	212,259	145,200	128,223	18,060	1,035,088	528,137	74,387
Crowdfunding	(58,841)	(68,793)	(51,718)	(7,284)	(254,175)	(245,776)	(34,617)
Others	(42,840)	(43,713)	(27,078)	(3,815)	(190,900)	(155,235)	(21,865)
Total segment operating profit	110,578	32,694	49,427	6,961	590,013	127,126	17,905
Unallocated item**	(37,722)	(34,762)	(22,788)	(3,209)	(112,026)	(133,869)	(18,855)
Total consolidated operating profit/(loss)	72,856	(2,068)	26,639	3,752	477,987	(6,743)	(950)
Total other income	53,891	36,914	44,463	6,263	152,706	170,983	24,083
Profit before income tax	126,747	34,846	71,102	10,015	630,693	164,240	23,133
Income tax (expense)/benefit	(545)	1,479	(15,164)	(2,136)	(22,976)	(555)	(78)
Net profit	126,202	36,325	55,938	7,879	607,717	163,685	23,055

*	The Company started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.
**	The share-based compensation represents an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Recent Development

Status Update of Acquisition of Cunzhen Qiushi

Since the previously announced acquisition plan of Cunzhen Qiushi on June 9, 2023, the Company completed the acquisition of 60% equity interest of Cunzhen Qiushi in July 2023, with RMB47.0 million consideration remaining payable as of September 30,2023, which was fully paid in October 2023. The acquisition of the remaining 40% equity interest of Cunzhen Qiushi is subject to certain performance targets and closing conditions in the following three years.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, the impact of terminating the mutual aid plan and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on March 26, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	8760193
English Interpretation Line (Listen-only Mode) Entry Number:	8792590

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through April 2, 2024 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	5345526
English Interpretation Line Access Code:	7228195

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,574,171	396,905	55,903
Restricted cash	517,364	577,121	81,286
Short-term investments	2,130,377	2,996,527	422,052
Accounts receivable, net	675,796	693,110	97,623
Current contract assets	450,085	572,871	80,687
Amount due from related parties	358	65	9
Prepaid expense and other assets	342,468	189,846	26,738
Total current assets	5,690,619	5,426,445	764,298
Non-current assets
Non-current contract assets	103,591	134,383	18,927
Property, equipment and software, net	31,397	33,878	4,772
Intangible assets, net	56,614	177,407	24,987
Long-term investments	11,969	211,758	29,825
Right of use assets, net	18,447	59,851	8,430
Deferred tax assets	6,166	24,190	3,407
Goodwill	3,420	80,751	11,374
Total non-current assets	231,604	722,218	101,722
Total assets	5,922,223	6,148,663	866,020

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	11,553	9,509	1,339
Insurance premium payables	516,661	591,953	83,375
Accrued expenses and other current liabilities	584,123	597,684	84,182
Short-term loans	-	137,557	19,374
Current lease liabilities	9,354	32,908	4,635
Total current liabilities	1,121,691	1,369,611	192,905
Non-current liabilities
Non-current lease liabilities	4,701	27,293	3,844
Deferred tax liabilities	29,703	73,305	10,325
Total non-current liabilities	34,404	100,598	14,169
Total liabilities	1,156,095	1,470,209	207,074

Mezzanine Equity
Redeemable non-controlling interests	-	92,760	13,065

Shareholders' equity
Class A ordinary shares	108	112	16
Class B ordinary shares	27	27	4
Treasury stock	(3)	(12)	(2)
Additional paid-in capital	7,384,670	7,003,423	986,411
Accumulated other comprehensive income	108,245	144,107	20,297
Accumulated deficit	(2,726,919)	(2,561,963)	(360,845)
Total shareholders' equity	4,766,128	4,585,694	645,881
Total liabilities, mezzanine equity and shareholders' equity	5,922,223	6,148,663	866,020

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	679,470	686,478	659,364	92,869	2,801,768	2,630,707	370,527
Operating costs and expenses(i)
Operating costs	(278,573)	(312,278)	(302,143)	(42,556)	(1,019,362)	(1,195,544)	(168,389)
Sales and marketing expenses	(137,793)	(187,685)	(174,817)	(24,622)	(624,478)	(740,451)	(104,290)
General and administrative expenses	(118,563)	(114,641)	(95,959)	(13,516)	(388,651)	(402,395)	(56,676)
Research and development expenses	(71,685)	(73,942)	(59,806)	(8,423)	(291,290)	(299,060)	(42,122)
Total operating costs and expenses	(606,614)	(688,546)	(632,725)	(89,117)	(2,323,781)	(2,637,450)	(371,477)
Operating profit/(loss)	72,856	(2,068)	26,639	3,752	477,987	(6,743)	(950)
Other income
Interest income	27,677	32,890	34,659	4,882	81,713	136,043	19,161
Foreign currency exchange gain/(loss)	4,260	(3,734)	6,956	980	4,064	4,342	612
Others, net	21,954	7,758	2,848	401	66,929	30,598	4,310
Profit before income tax	126,747	34,846	71,102	10,015	630,693	164,240	23,133
Income tax (expense)/benefit	(545)	1,479	(15,164)	(2,136)	(22,976)	(555)	(78)
Net profit	126,202	36,325	55,938	7,879	607,717	163,685	23,055
Net loss attributable to non-controlling interests shareholders	-	(417)	(3,119)	(439)	-	(3,536)	(498)
Net profit attributable to ordinary shareholders	126,202	36,742	59,057	8,318	607,717	167,221	23,553
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(40,297)	8,983	(39,390)	(5,548)	129,563	37,413	5,270
Unrealized (loss)/gain on available for sale investments, net of tax	(4,339)	-	-	-	174	(1,551)	(218)
Total comprehensive income	81,566	45,308	16,548	2,331	737,454	199,547	28,107
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,903,634,639	3,719,628,339	3,698,466,876	3,698,466,876	3,921,388,720	3,769,679,736	3,769,679,736
Diluted	4,067,145,456	3,808,529,672	3,762,270,456	3,762,270,456	4,022,467,160	3,880,861,496	3,880,861,496
Net profit per share attributable to ordinary shareholders
Basic	0.03	0.01	0.02	0.00	0.15	0.04	0.01
Diluted	0.03	0.01	0.02	0.00	0.15	0.04	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(9,635)	(8,944)	(1,991)	(280)	(16,120)	(35,352)	(4,979)
General and administrative expenses	(23,886)	(22,060)	(18,693)	(2,633)	(80,448)	(85,335)	(12,019)
Research and development expenses	(4,201)	(3,758)	(2,104)	(296)	(15,458)	(13,182)	(1,857)
Total	(37,722)	(34,762)	(22,788)	(3,209)	(112,026)	(133,869)	(18,855)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders (iii)	126,202	36,742	59,057	8,318	607,717	167,221	23,553
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders (iii)	37,722	33,810	22,556	3,177	112,026	132,686	18,688
Foreign currency exchange (gain)/loss	(4,260)	3,734	(6,956)	(980)	(4,064)	(4,342)	(612)
Impact of terminating the mutual aid plan (ii)	-	-	-	-	19,549	-	-
Adjusted net profit attributable to the Company’s ordinary shareholders (iii)	159,664	74,286	74,657	10,515	735,228	295,565	41,629

(ii)	This represents the cost of one-year health insurance coverage.

(iii)	The Company started to present Non-GAAP financial information based on net profit attributable to the Company’s ordinary shareholders in this quarter as compared to net profit in the prior period. Therefore, the Non-GAAP financial information for the three months ended September 30, 2023 has been retrospectively adjusted to conform with the change.